FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

September 12, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:        Ms. Marianne Dobelbower

Re:       Franklin Templeton ETF Trust (“Registrant”)
File Nos. 333-208873; 811-23124

Dear Ms. Dobelbower:

On behalf of the Registrant, submitted herewith via the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP with regard to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on June 1, 2016 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Amendment was filed in order to register the shares of three new series of the Registrant, Franklin Liberty U.S. Low Volatility ETF, Franklin Liberty Investment Grade Corporate ETF and Franklin Liberty International Opportunities ETF (each a “Fund,” and collectively, the “Funds”), under the 1933 Act, and to register each Fund under the 1940 Act.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus – Fund Summaries

Franklin Liberty U.S. Low Volatility ETF

1.                  Comment:       Please complete the fee table and the footnote addressing the fee waiver arrangement.  Please confirm the fee waiver and expense limitation agreement will be in effect for at least one year from the effective date of the Registration Statement.

Response:        The fee table and the footnote addressing the fee waiver arrangement will be completed for each Fund prior to effectiveness of the Registration Statement.  The fee waiver and expense limitation agreement for each Fund will be in effect for at least one year from the effective date of the Fund’s Registration Statement.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2016

2.                  Comment:      Supplementally disclose whether Acquired Fund Fees and Expenses (“AFFE”) will be more than 0.01% of the Fund’s average net assets and, if so, include a line item in the fee table disclosing the AFFE expected to be incurred by the Fund.

Response:        AFFE for Franklin Liberty U.S. Low Volatility ETF and Franklin Liberty Investment Grade Corporate ETF are currently estimated to be less than 0.01% of each Fund’s average net assets, respectively. Therefore, an AFFE line item has not been included in such Funds’ fee tables. To the extent AFFE for the Franklin Liberty International Opportunities ETF are estimated to be greater than 0.01% of the Fund’s average net assets, an AFFE line item will be included in such Fund’s fee table.

3.                  Comment:      Supplementally explain whether the investment manager can recoup fees previously waived or expenses paid under the fee waiver and expense limitation agreement and, if so, disclose the terms of such recoupment in the fee waiver footnote.

Response:        The investment manager may not recoup any fees waived or expenses paid under the fee waiver and expense limitation agreement.

4.                  Comment:      Please explain supplementally whether the Fund anticipates that its portfolio turnover rate will exceed 100%. If so, please disclose that the Fund will engage in frequent trading of its portfolio securities and describe the effects of frequent trading as required by Form N-1A.

Response:        The Fund currently does not expect its portfolio turnover rate to exceed 100%.  The Fund currently does not expect to engage in active and frequent trading of portfolio securities, and, therefore, corresponding disclosure has not been added to the Registration Statement at this time.

Franklin Liberty Investment Grade Corporate ETF

5.                  Comment:      Please review all comments provided for the Franklin Liberty U.S. Low Volatility ETF and note their applicability to the Franklin Liberty Investment Grade Corporate ETF.  Please revise the Franklin Liberty Investment Grade Corporate ETF’s disclosure accordingly.

Response:        Responses provided above for Comments 1, 2, 3 and 4 are applicable to the Franklin Liberty Investment Grade Corporate ETF as well.  The Registrant will revise the Franklin Liberty Investment Grade Corporate ETF’s disclosure accordingly.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2016

6.                  Comment:       On page 6, the Prospectus states:  “the Fund invests at least 80% of its net assets in investment grade corporate debt securities and investments.”  Please disclose that the 80% policy includes any borrowings for investment purposes in accordance with Rule 35d-1 under the 1940 Act.

Response:        The following language is currently set forth in the Statement of Additional Information for the Franklin Liberty U.S. Low Volatility ETF and Franklin Liberty Investment Grade Corporate ETF under “Non-Fundamental Investment Policies”:  “Net assets for purposes of the 80% policy include the amount of any borrowings for investment purposes” (emphasis added).  Because the Franklin Liberty U.S. Low Volatility ETF and Franklin Liberty Investment Grade Corporate ETF do not intend to engage in borrowings for investment purposes as part of their principal investment strategies, we do not believe that disclosure in the Prospectus of the impact of borrowings on the 80% policy for those Funds is needed or appropriate at this time.

7.                  Comment:      Please supplementally describe whether derivatives will be counted towards the Fund’s 80% policy.  If so, describe how derivatives will be valued for purposes of the Fund’s 80% policy.

Response:        The Fund intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act.  By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative’s notional amount, the Fund believes it is appropriate to use that amount for purposes of the 80% test.  On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  We respectfully submit that such treatment is consistent with the Commission’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).

8.                  Comment:      On page 6, the Prospectus states:  “The Fund’s portfolio is constructed by taking into account the investment manager’s desired duration and yield curve exposure, total return potential, as well as the appropriate diversification and risk profile at the issue, company and industry level.” Please consider whether this language can be simplified or clarified for investors and revise as appropriate.

Response:        The Registrant submits that the above-cited sentence accurately describes the Fund’s investment process and is clear and concise.  Accordingly, the Registrant respectfully declines to make any revisions in response to this comment.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

September 12, 2016

Franklin Liberty International Opportunities ETF

9.                  Comment:      Please review all comments provided for the Franklin Liberty U.S. Low Volatility ETF and Franklin Liberty Investment Grade Corporate ETF and note their applicability to the Franklin Liberty International Opportunities ETF.  Please revise the Franklin Liberty International Opportunities ETF’s disclosure accordingly.

Response:        Responses provided above for Comments 1, 2, 3 and 4 are applicable to the Franklin Liberty International Opportunities ETF as well.  The Registrant will revise the Franklin Liberty International Opportunities ETF’s disclosure accordingly.

Prospectus – Fund Details

All Funds

10.              Comment:      Please review all comments provided to the “Fund Summaries” section and note their applicability to the “Fund Details” section.  Please revise the disclosure in the “Fund Details” section accordingly.

Response:        Please see the responses provided above.  The Registrant will revise the disclosure in the “Fund Details” section accordingly.

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any further questions or require further clarification of any response, please contact J. Stephen Feinour, Jr., Esq. by telephone at (215) 564-8521 or, in his absence, Joel D. Corriero, Esq. at (215) 564-8528.

Regards,

/s/ Navid Tofigh

Navid Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust